ELDORADO GOLD
CORPORATION

02 APR -5 AM 8:50

02028299

March 10, 2002

SUPPL

Securities & Exchange Commission
Office of International Corp. Finance
450 Fifth Street NW
Washington, DC 20549
USA

12g3-2(b)#82-3578

Dear Sir:

Re: Eldorado Gold Corporation ("the Company")
12g3-2(b)#82-3578

Further to the Company's exemption 12g3-2(b)#82-3578, we enclose a copy of the completed Securities and Exchange Commission Form 6-K and the following documents filed with the regulatory agencies in Canada.

1. News Release #02-04 – February 4, 2002
2. Form 53-903.F Material Change Report – February 4, 2002
3. News Release #02-05 – February 15, 2002
4. Form 53-903.F Material Change Report – February 25, 2002
5. News Release #02-06 – February 25, 2002
6. Notice of Cancellation of Shareholders Meeting – February 27, 2002

I trust you will find this filing in order.

Yours truly

PROCESSED

APR 19 2002

THOMSON
FINANCIAL

ELDORADO GOLD CORPORATION

Dawn Moss
Corporate Secretary

encl.

920 GUINNESS TOWER, 1055 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6E 2E9
TELEPHONE: (604) 687-4018 FAX: (604) 687-4026

ELDORADO GOLD
CORPORATION

NEWS RELEASE

ELD No. 02-04
February 4, 2002

ELDORADO ANNOUNCES EXERCISE OF OPTION BY SPROTT SECURITIES INC.

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") (TSE: "ELD"), is pleased to announce that Sprott Securities Inc. has exercised its option to purchase up to an additional 11,904,762 special warrants at a price of $0.42 per Special Warrant for additional proceeds to Eldorado of approximately $5,000,000. Sprott Securities Inc. had previously agreed to purchase 47,619,048 special warrants, on an underwritten private placement basis, at a price of $0.42 per special warrant for aggregate proceeds to Eldorado of approximately $20,000,000. Each special warrant will entitle the holder to acquire, without further payment, one common share. The offering is scheduled to close on or about February 13, 2002 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and shareholder approval as may be required by the Toronto Stock Exchange.

The securities offered will not be registered under the U.S. Securities Act of 1933, as amended or the securities laws of any state, and may not be offered or sold in the United States absent registration or an application exemption from the registration requirements of the 1933 Act and the securities laws of all applicable states. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we will focus on continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

On Behalf of
Eldorado Gold Corporation

Paul N. Wright
President & Chief Executive Officer

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the

full discussion of the Company's business contained in the Company's Prospectus, dated February 20, 2001 and Annual Information Form dated September 12, 2001 filed with the securities regulatory authorities.

This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request.

Eldorado Gold Corporation's shares **(Symbol: ELD)** trade on the Toronto Stock Exchange ("TSE")
The TSE has neither approved or disapproved the form or content of this release.
Investor Relations Contact, Paul Wright: Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026** e-mail: info@eldoradogold.com
www.eldoradogold.com
Suite 920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9

B.C. Form 53-903.F

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the Securities Act (British Columbia) (Form 53-901.F)
Section 118(1) of the Securities Act (Alberta) (Form 27)
Section 84(1) Securities Act (Saskatchewan) (Form 25)
The Securities Act (Manitoba)
Section 75(2) of the Securities Act (Ontario) (Form 27)
Section 73 of the Securities Act (Quebec)
Section 76(2) Securities Act (Newfoundland) (Form 26)
Section 81(2) of the Securities Act (Nova Scotia) (Form 27)
Securities Frauds Prevention Act (New Brunswick)
Securities Act (Prince Edward Island)

Item 1. Reporting Issuer

The name and address of the reporting issuer is:

ELDORADO GOLD CORPORATION (the "Company")
920–1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2. Date of Material Change

January 30, 2002

Item 3. Press Release

A Press Release was disseminated by the Company on January 30, 2002 (ELD No. 02-03 to The Toronto Stock Exchange (the "TSE") and through approved public media.

Item 4. Summary of Material Change

The Company announced that on January 24, 2002 the Brazilian Government further relaxed power restrictions affecting all classes of consumers (residential, commercial and industrial) effective February 1, 2002. The Company's São Bento operation has been subject to a 20% reduction in available power since June 1, 2001 and will now be restricted by only 10%.

Item 5. Full Description of Material Change

"Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") (TSE: "ELD"), is pleased to announce that on January 24, 2002 the Brazilian Government announced further relaxation in power restrictions. The relaxation of power restrictions affect all classes of consumers (residential, commercial and industrial) and are effective February 1, 2002. The Company's São Bento operation has been subject to a 20% reduction in available power since June 1, 2001 and will now be restricted by only 10%.

Government spokesmen have publicly stated their expectation that complete lifting of the energy restrictions will occur in the second quarter of 2002.

The São Bento mine is expected to produce approximately 105,000 ounces at cash costs of $185/oz. in 2002.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we will focus on continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities."

Item 6. Reliance on Section 85(2) of the Act

Not applicable. The report is not being filed on a confidential basis.

Item 7. Omitted Information:

Not applicable. No significant fact remains confidential and no information has been omitted in this report.

Item 8. Senior Officers:

Earl W. Price
Vice President, Finance
Telephone: (604) 687-4018

Item 9. Statement of Senior Officer:

The foregoing accurately discloses the material change referred herein.

DATED at Vancouver, British Columbia, this 4th day of February, 2002.

ELDORADO GOLD CORPORATION

By: ______________________

Name: Earl Price
Title: Vice President, Finance

ELDORADO GOLD
CORPORATION

NEWS RELEASE

ELD No. 02-05
February 15, 2002

PRIVATE PLACEMENT COMPLETED

Eldorado Gold Corporation ("Eldorado" or the "Company") (TSE: "ELD"), is pleased to announce that it has completed a private placement of 59,523,810 special warrants at Cdn$0.42 each as announced in the Company's news release dated January 22, 2002. Gross proceeds from the placement were Cdn$25,000,000.

Each Special Warrant may be exercised without payment of additional consideration for one Common Share of the Company.

At closing, approximately Cdn$23,400,000 million of the net proceeds of the offering were released to the Company. Eldorado intends to file a prospectus in each Canadian province in which Special Warrants were sold to qualify the distribution of the Common Shares upon exercise of the Special Warrants. If a receipt for the Final Prospectus has not been issued by or on behalf of the securities regulator in the province where the purchaser resides within 90 days after the Closing Date, then each Special Warrant held by a purchaser resident in that province will thereafter be exercisable for 1.04 Common Shares (in lieu of one Common Share).

The net proceeds received by Eldorado from the sale of the Special Warrants enable us to implement our strategy for growth. We will be issuing a news release in the coming weeks outlining the Company's strategy and plans for 2002. The funds raised in the Special Warrant financing will be used to carry out the Company's work plans to maximize the value of our operations and further advance our projects in Turkey and Brazil and to fund general corporate activities.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we will focus on continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

On Behalf of
Eldorado Gold Corporation

Earl W. Price
Vice President, Finance

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated February 20, 2001 and Annual Information Form dated September 12, 2001 filed with the securities regulatory authorities.

This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request.

Eldorado Gold Corporation's shares **(Symbol: ELD)** trade on the Toronto Stock Exchange ("TSE")
The TSE has neither approved or disapproved the form or content of this release.
Investor Relations Contact, Paul Wright: Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026** e-mail: info@eldoradogold.com
www.eldoradogold.com
Suite 920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9

B.C. Form 53-903.F

MATERIAL CHANGE REPORT UNDER

Section 85(1) of the Securities Act (British Columbia) (Form 53-901.F)
Section 118(1) of the Securities Act (Alberta) (Form 27)
Section 84(1) Securities Act (Saskatchewan) (Form 25)
The Securities Act (Manitoba)
Section 75(2) of the Securities Act (Ontario) (Form 27)
Section 73 of the Securities Act (Quebec)
Section 76(2) Securities Act (Newfoundland) (Form 26)
Section 81(2) of the Securities Act (Nova Scotia) (Form 27)
Securities Frauds Prevention Act (New Brunswick)
Securities Act (Prince Edward Island)

Item 1. Reporting Issuer

The name and address of the reporting issuer is:

ELDORADO GOLD CORPORATION (the "Company")
920–1055 West Hastings Street
Vancouver, BC V6E 2E9

Item 2. Date of Material Change

February 15, 2002

Item 3. Press Release

A Press Release was disseminated by the Company on February 15, 2002 (ELD No. 02-05 to The Toronto Stock Exchange (the "TSE") and through approved public media.

Item 4. Summary of Material Change

The Company announced that it had completed a private placement of 59,523,810 special warrants at a price of $0.42 per special warrant.

Item 5. Full Description of Material Change

The Company announced that it had completed a private placement of 59,523,810 special warrants at a price of $0.42 per special warrant. The Company had previously announced that it had entered into an agreement with Sprott Securities Inc. ("Sprott"), whereby Sprott agreed to purchase the special warrants on an underwritten private placement basis. Gross proceeds from the placement were approximately $25,000,000. At closing, approximately $23,400,000 of the net proceeds of the offering were released to the Company.

Each Special Warrant entitles the holder to acquire, without further payment, one common share ("Common Share") of the Company at any time on or before 5:00 p.m. (Vancouver time) on the Expiry Date (as hereinafter defined). Special Warrants that have not been previously exercised will be deemed exercised on behalf of, and without any required action on the part of, the holder on the earlier of: (i) the sixth business day after (a) in the case of purchasers resident in Canada, the later of (1) the date on which a receipt has been issued by or on behalf of the securities regulatory authority in a province where the purchaser resides for a (final) prospectus ("Final Prospectus") qualifying the Common Shares issuable upon exercise of the Special Warrants, and (2) the date that a receipt has been issued by or on behalf of the Ontario Securities Commission ("OSC") for the Final Prospectus; and (b) in the case of purchasers resident outside of Canada, the date that a receipt has been issued by or on behalf of the OSC for the Final Prospectus, and (ii) 4:59 p.m. (Vancouver time) on the date (the "Expiry Date") which is four months and one day following the Closing Date in each jurisdiction except in Quebec and in Quebec twelve months and a day following the Closing Date unless an order is obtained from the Commission des valeurs mobilières du Québec reducing the applicable hold period to four months, then for the period set out in the order and a day following the Closing Date.

Eldorado intends to file a prospectus in each Canadian province in which Special Warrants are sold to qualify the distribution of the Common Shares upon exercise of the Special Warrants. If a receipt for the Final Prospectus has not been issued by or on behalf of the securities regulator in the province where the purchaser resides within 90 days after the Closing Date, then each outstanding Special Warrant held by a purchaser resident in that province will thereafter be exercisable for 1.04 Common Shares (in lieu of one Common Share). If a receipt for the Final Prospectus has not been issued by or on behalf of the OSC within 90 days after the Closing Date, then each outstanding Special Warrant will thereafter be exercisable for 1.04 Common Shares (in lieu of one Common Share).

Up to 67,857,143 Shares may be issued on the exercise of all convertible securities under the offering (including shares that may be issued pursuant to the foregoing penalty provisions attached to the Special Warrants and the exercise of Sprott's Compensation Options as described below).

In consideration for acting as Eldorado's underwriters in respect of the sale of the Special Warrants, Sprott received a cash commission, and 5,952,381 Compensation Warrants exercisable, without payment of additional consideration, for 5,952,381 Compensation Options. Each Compensation Option is exercisable for one Common Share at an exercise price of $0.49 per Common Share. The Compensation Options will be exercisable up until twelve months from the earlier of the date the Final Prospectus is receipted in all provinces where a purchaser resides and the date which is four months and a day from the Closing Date. Subject to regulatory approval Compensation Options will also be qualified by the prospectus.

The proceeds from the offering will be used for general corporate purposes, strengthening of the Company's balance sheet and investments in the Company's Brazilian and Turkish assets.

The securities offered will not be registered under the U.S. Securities Act of 1933, as amended or the securities laws of any state, and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the 1933 Act and the securities laws of all applicable states.

Item 6. Reliance on Section 85(2) of the Act

Not applicable. The report is not being filed on a confidential basis.

Item 7. Omitted Information:

Not applicable. No significant fact remains confidential and no information has been omitted in this report.

Item 8. Senior Officers:

Earl W. Price
Vice President, Finance
Telephone: (604) 687-4018

Item 9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred herein.

DATED at Vancouver, British Columbia, this 25th day of February, 2002.

ELDORADO GOLD CORPORATION

By: ______________________

Name: Earl Price

Title: Vice President, Finance

ELDORADO GOLD
CORPORATION

NEWS RELEASE

ELD No. 02-06
February 25, 2002

BRAZIL ENERGY RESTRICTIONS ELIMINATED

Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation ("Eldorado", the "Company", or "we") (TSE: "ELD"), is pleased to announce that on February 19, 2002 the Brazilian Government announced full lifting of the remaining energy restrictions. The lifting of power restrictions benefits all classes of consumers (residential, commercial and industrial) and are effective March 1, 2002.

Continued higher than average rainfall since the restrictions began on June 1, 2001, have enabled the replenishment of water reservoirs allowing for an end to the power rationing program.

The Company's São Bento mine in Brazil is expected to produce approximately 105,000 ounces of gold at cash costs of $185/oz. in 2002.

Eldorado has superior gold assets in Brazil and Turkey, two countries with enormous geological potential. In Brazil we will focus on continuing improvement at the São Bento mine, and on the potential of the Brumal property. In Turkey, we continue to expand our asset base, with a resource of approximately 8.3 million ounces in an increasingly attractive jurisdiction. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. We do not

expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's Prospectus, dated February 20, 2001 and Annual Information Form dated September 12, 2001 filed with the securities regulatory authorities.

This and other news releases complete with graphic attachments, if any, are available at the Company's website (www.eldoradogold.com) or may be acquired by fax or mail upon request.

Eldorado Gold Corporation's shares **(Symbol: ELD)** trade on the Toronto Stock Exchange ("TSE")
The TSE has neither approved or disapproved the form or content of this release.
Investor Relations Contact, Paul Wright: Tel: **(604) 687-4018** *and* **1-888-ELD-8166**
Fax: **(604) 687-4026** e-mail: info@eldoradogold.com
www.eldoradogold.com
Suite 920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9

ELDORADO GOLD
C O R P O R A T I O N

920 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9
Tel: (604)687-4018 Fax: (604)687-4026

February 27, 2002

To: Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Commission des valeurs mobilieres du Quebec
Nova Scotia Securities Commission
The Toronto Stock Exchange
Industry Canada Corporation Director

Dear Sirs:

Re: Eldorado Gold Corporation

We advise that the following Meeting of the Shareholders for the subject Company has been cancelled:

1.	Meeting Type	:	Special Shareholders Meeting
2.	Security Description of Voting Issue:	:	Common
3.	CUSIP Number	:	284902103
4.	Record Date	:	February 20, 2002
5.	Meeting Date	:	March 27, 2002
6.	Meeting Location	:	Vancouver

Yours truly

ELDORADO GOLD CORPORATION

Earl W. Price
Vice President, Finance

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